Exhibit 6.5

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT.

CONVERTIBLE PROMISSORY NOTE

No. N-[__]	Date of Issuance
[$_____ ]	December ,2015

FOR VALUE RECEIVED, Myomo, Inc., a Delaware corporation (the “Company”), hereby promises to pay to the order of        (the “Lender”), the principal sum of [AMOUNT] ($[######]), together with interest thereon from the date of this Convertible Promissory Note (this “Note”). Interest shall accrue at a rate of eight percent (8%) per annum, computed on the basis of a 360-day year. Unless earlier converted into Conversion Shares pursuant to Section 2.2 of that certain Securities Purchase Agreement dated December __, 2015 among the Company, Lender and certain other lenders (the “Purchase Agreement”), the principal and any accrued but unpaid interest shall be due and payable by the Company on demand by the Lender at any time after the Maturity Date (as defined in the Purchase Agreement).

This Note is one of a series of Notes issued pursuant to the Purchase Agreement, and capitalized terms not defined herein shall have the meaning set forth in the Purchase Agreement.

1. Payments.

1.1 General. All payments shall be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the holder hereof may from time to time designate in writing to the Company. Payment shall be credited first to Costs (as defined below), if any, then to accrued interest due and payable and any remainder applied to principal. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

1.2 Interest. Beginning with the first full calendar month after the date of issuance of this Note, and continuing each calendar month thereafter until all outstanding principal and accrued interest under this Note has been paid, the Company shall, on or before the last day of such month, make payments to the Lender in an amount equal to the interest accrued on the outstanding principal of this Note during such calendar month (or, with respect to the first full calendar month, the interest accrued on the outstanding principal of this Note from the date of issuance of this Note through the end of such first full calendar month).

1.3 Prepayment. This Note may be prepaid, without the consent of the Lender (a) in whole or in part, at any time following the Next Equity Financing; or (b) in whole, upon the consummation of a Deemed Liquidation Event (as such term is defined in the Company’s Certificate of Incorporation); provided, in either case, the Company shall provide the Lender with at least fifteen (15) days prior written notice of any such prepayment and, to the extent the Next Equity Financing has occurred prior to such notice, the Lender may, at any time during such period, elect to convert this Note into Conversion Shares in accordance with the terms of the Purchase Agreement.

1.4 Payment Prior to Next Equity Financing. If the Next Equity Financing does not occur prior to the earlier of (a) the Maturity Date or (b) prepayment of amounts owed hereunder pursuant to Section 1.3(b) above, then, in addition to payments of Costs, accrued interest and principal hereunder, the Lender shall be entitled to an additional payment equal to 10% of the original principal amount of this Note.

2. No Security. This Note is a general unsecured obligation of the Company.

3. Conversion of the Notes. This Note and any amounts due hereunder are convertible into Conversion Shares in accordance with the terms of Section 2.2 of the Purchase Agreement. As promptly as practicable after the conversion of this Note, the Company at its expense shall issue and deliver to the holder of this Note, upon surrender of the Note, a certificate or certificates for the number of full Conversion Shares issuable upon such conversion.

4. Amendments and Waivers; Resolutions of Dispute; Notice. The amendment or waiver of any term of this Note, the resolution of any controversy or claim arising out of or relating to this Note and the provision of notice shall be conducted pursuant to the terms of the Purchase Agreement.

5. Successors and Assigns. This Note applies to, inures to the benefit of, and binds the successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Note without the written consent of the Majority Note Holders and the Lender may not assign the Note (or the rights provided hereunder) without the written consent of the Company. Any transfer of this Note may be effected only pursuant to the Purchase Agreement and by surrender of this Note to the Company and reissuance of a new note to the transferee. The Lender and any subsequent holder of this Note receives this Note subject to the foregoing terms and conditions, and agrees to comply with the foregoing terms and conditions for the benefit of the Company and any other Lenders.

6. Officers and Directors not Liable. In no event shall any officer or director of the Company be liable for any amounts due and payable pursuant to this Note.

7. Expenses. The Company hereby agrees, subject only to any limitation imposed by applicable law, to pay all expenses, including reasonable attorneys’ fees and legal expenses, incurred by the holder of this Note in endeavoring to collect any amounts payable hereunder which are not paid when due, whether by declaration or otherwise (“Costs”). The Company agrees that any delay on the part of the holder in exercising any rights hereunder will not operate as a waiver of such rights. The holder of this Note shall not by any act, delay, omission or otherwise be deemed to have waived any of its rights or remedies, and no waiver of any kind shall be valid unless in writing and signed by the party or parties waiving such rights or remedies.

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8. Governing Law; Jurisdiction. This Note and any controversy arising out of or relating to this Note shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts, without regard to conflict of law principles that would result in the application of any law other than the law of the Commonwealth of Massachusetts. Any and all dispute arising out of or in connection with this Note shall be submitted to any federal or state court situated in the Commonwealth of Massachusetts.

9. Subordination. The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Note. “Senior Indebtedness” shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (a) indebtedness of Payor to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (b) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

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IN WITNESS WHEREOF, the undersigned has executed this Convertible Promissory Note as a sealed instrument as of the day and year first above written.

MYOMO, INC.

By:
Paul Gudonis
Chief Executive Officer

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